

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Robert Azelby
Chief Executive Officer
Eliem Therapeutics, Inc.
23515 NE Novelty Hill Road, Suite B221 #125
Redmond, WA 98053

> **Re: Eliem Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 2, 2021**
> **File No. 333-257980**

Dear Mr. Azelby:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Condensed Consolidated Financial Statements
Note 9. Subsequent Events, page F-43

1. Please quantify the amount of the stock compensation expense you expect to recognize for the grants issued subsequent to March 31, 2021.

You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Hambelton, Esq.